UNDERWRITING AGREEMENT

April 30, 2010

MAG Silver Corp.

Suite 770, 800 West Pender Street

Vancouver, BC  V6C 2V6

Attention:

Dan MacInnis, President and Chief Executive Officer

Dear Mr. MacInnis:

The undersigned, BMO Nesbitt Burns Inc. (“BMO” or the “Lead Underwriter”), Macquarie Capital Markets Canada Ltd., Canaccord Financial Ltd. and Raymond James Ltd. (each, including the Lead Underwriter, an “Underwriter” and collectively the “Underwriters”) understand that MAG Silver Corp. (the “Company”) proposes to issue and sell an aggregate of 4,185,000 common shares in the capital of the Company (the “Purchased Shares”).  The Underwriters hereby severally, and not jointly, nor jointly and severally, offer to purchase from the Company in the percentages set forth in section 8.1 of this Agreement, all but not less than all of the Purchased Shares on a “bought deal” basis, at the purchase price of $7.65 per common share (the “Purchase Price”) for aggregate gross proceeds of $32,015,250.

The Company hereby grants to the Underwriters (in accordance with the respective percentages set forth in section 8.1 of this Agreement) an option (the “Over-Allotment Option”), entitling the Underwriters to purchase severally and not jointly, nor jointly and severally, up to an additional 418,500 common shares of the Company (each an “Additional Common Share”) at the Purchase Price for additional aggregate gross proceeds of $3,201,525 for the purpose of covering the Underwriters’ over-allocation position.  The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in part and from time to time for up to 30 days after the Closing Time.  The offering of the Purchased Shares and any Additional Common Shares by the Company described in this Agreement is hereinafter referred to as the “Offering”.

The net proceeds of the Offering shall be used as set forth in the Final Prospectus (as hereinafter defined) under the heading “Use of Proceeds”. In consideration of the Underwriters’ agreement to purchase the Purchased Shares and Additional Common Shares (if applicable) and the other services to be rendered in connection with the Offering, the Company shall pay to BMO, for and on behalf of all of the Underwriters, a cash fee (the “Underwriters’ Fee”) in an amount equal to 5.0% of the gross proceeds received by the Company from the issue and sale of the Purchased Shares and Additional Common Shares.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States, provided, however, that offers and sales of Purchased Shares and any Additional Common Shares in the United States or to, or for the account or benefit of, U.S. Persons (as hereinafter defined) shall be made only on a private placement basis in accordance with United States securities laws and the provisions of Schedule “A” to this Agreement.

The additional terms and conditions of this underwriting agreement (the “Agreement”) are set forth below.

1.

DEFINITIONS

1.1

In this Agreement, including any schedules forming a part of this Agreement:

(a)

“Acts” means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)

“Additional Common Shares” means the up to 418,500 common shares in the capital of the Company issuable if the Over-Allotment Option is exercised;

(c)

“Ancillary Documents” means all agreements, certificates (including the certificates representing the Purchased Shares and Additional Common Shares, officer’s certificates, notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and/or pursuant to this Agreement;

(d)

“Applicable Securities Laws” means, collectively, and, as the context may require, the securities laws of the United States and any state of the United States and the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities;

(e)

“Claim” has the meaning given to that term in section 12.1;

(f)

“Closing” and “Closing Date” have the meanings given to those terms in section 10.1;

(g)

“Closing Materials” has the meaning given to that term in subsection 6.1(k)(x) hereto;

(h)

“Closing Time” means 5:30 a.m. (Vancouver time) or such other time as may be agreed to by the Company and the Underwriters on the Closing Date, or in the case of the Option Closing, 5:30 a.m. (Vancouver Time) or such other time as many be agreed to by the Company and the Underwriters on the Over-Allotment Closing Date;

(i)

“Comfort Letter” has the meaning given to that term in subsection 6.1(k)(i) hereto;

(j)

“Commissions” means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and “Commission” means the securities regulatory body of a specified Qualifying Jurisdiction;

(k)

“Company” means MAG Silver Corp., a company incorporated under the laws of the Province of British Columbia;

(l)

“Company Financial Statements” has the meaning given to that term in subsection 5.1(aa)

(m)

“Continuous Disclosure Materials” has the meaning given to that term in subsection 5.1(g) hereto;

(n)

“Distribution” (or “distribute” as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(o)

“Exchanges” means the TSX and the NYSE-A;

(p)

“Final Prospectus” means the final short form prospectus of the Company to be dated on or about May 18, 2010 and filed with the Commissions for the purpose of qualifying the distribution of the Purchased Shares, the Over-Allotment Option and the Additional Common Shares, including all documents incorporated therein by reference and any Supplementary Material;

(q)

“Final Receipt” means the receipt issued by the British Columbia Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

(r)

“Final U.S. Private Placement Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, to which will be attached the Final Prospectus, to be delivered to any offerees and purchasers of the Purchased Shares in the United States in accordance with Schedule “A” hereto;

(s)

“Indemnified Parties” has the meaning given to that term in subsection 12.1 hereto;

(t)

“Interim Financial Statements” has the meaning given to that term in subsection 5.1(aa);

(u)

“Lead Underwriter” means BMO;

(v)

“Legal Opinions” has the meaning given to that term in subsection 6.1(k)(ii) hereto;

(w)

“material adverse effect” means the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations, prospects, Property Rights or assets of the Company or any of its Subsidiaries and which event or change would reasonably be expected to have a significant effect on the market price or value of the common shares of the Company;

(x)

“material change” has the meaning given to that term in the Securities Act (British Columbia);

(y)

“Material Contracts” has the meaning given to that term in subsection 5.1(ll) hereto;

(z)

“material fact” has the meaning given to that term in the Securities Act (British Columbia);

(aa)

“Minera Juanicipio” means Minera Juanicipio, S.A. DE C.V., a company incorporated under the laws of the Mexican Republic;

(bb)

“Minera Lagartos” means Minera Los Lagartos, S.A. DE C.V., a company incorporated under the laws of the Mexican Republic;

(cc)

“misrepresentation” has the meaning given to that term in the Securities Act (British Columbia);

(dd)

“Named Executive Officers” means as of April 30, 2010, the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end;

(ee)

“NP 11-202” has the meaning given to such term in section 4.2;

(ff)

“NYSE-A” means the NYSE Amex Equities;

(gg)

“Offering” means the offering and sale of the Purchased Shares and any Additional Common Shares pursuant to the terms and conditions of this Agreement;

(hh)

“Offering Documents” means, collectively, the Prospectuses, any Supplementary Material and the U.S. Memorandum;

(ii)

“Officers’ Certificate” has the meaning given to that term in subsection 6.1(k)(v) hereto;

(jj)

“Option Closing” means the closing of the transactions contemplated upon the exercise of the Over-Allotment Option;

(kk)

“Over-Allotment Closing Date” means the closing date for the Over-Allotment Option which shall be not more than three business days after the notice of exercise of such option has been delivered in accordance with the terms of the Over-Allotment Option;

(ll)

“Over-Allotment Option” means the option to purchase the Additional Common Shares granted to the Underwriters as set out on page 1 hereof;

(mm)

“Preliminary Prospectus” means the preliminary short form prospectus of the Company dated April 30, 2010 and filed with the Commissions for the purpose of allowing the Underwriters to solicit expressions of interest for the Offering, including all documents incorporated therein by reference and any Supplemental Material;

(nn)

“Preliminary Receipt” means the receipt issued by the British Columbia Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

(oo)

“Preliminary U.S. Private Placement Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, to which will be attached a copy of any Preliminary Prospectus, to be delivered to offerees and purchasers of the Purchased Shares and Additional Common Shares, if any, in the United States in accordance with Schedule “A” hereto;

(pp)

“Property Rights” has the meaning given to such term in section 5.1(m);

(qq)

“Prospectuses” means collectively the Preliminary Prospectus and the Final Prospectus;

(rr)

“Purchase Price” means $7.65 per Offered Share or Additional Common Share, as the case may be;

(ss)

“Purchased Shares” has the meaning given to that term on page 1 of this Agreement;

(tt)

 “Qualifying Jurisdictions” means all of the provinces of Canada, other than Québec, and such other jurisdictions to which the Underwriters and the Company may agree and “Qualifying Jurisdiction” means any one of them;

(uu)

“Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(vv)

“Regulatory Authorities” means collectively the Commissions and the Exchanges;

(ww)

 “Standard Listing Conditions” has the meaning given to that term in section 6.1(o) hereto;

(xx)

“Subsidiaries” means Minera Los Lagartos, S.A. DE C.V. and Minera Juanicipio, S.A. DE C.V.;

(yy)

“Substituted Purchasers” means U.S. Institutional Accredited Investors designated by the Underwriters to purchase the Purchased Shares and/or Additional Common Shares directly from the Company pursuant to Rule 506 of Regulation D as substituted purchasers;

(zz)

“Supplementary Material” means any documents supplemental to the Prospectuses including any amending or supplementary prospectus or other supplemental documents (including documents incorporated by reference after the date of the Prospectuses) or similar documents;

(aaa)

“trade” has the meaning given to that term in the Securities Act (British Columbia);

(bbb)

“Title Opinions” has the meaning given to that term in section 6.1(k)(iv)

(ccc)

“TSX” means the Toronto Stock Exchange;

(ddd)

“Underwriters” has the meaning given to that term on page 1 of this Agreement;

(eee)

“Underwriters’ Fee” has the meaning given to that term on page 1 of this Agreement;

(fff)

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ggg)

“U.S. Affiliates” means the U.S. registered broker-dealer affiliates of the Underwriters;

(hhh)

“U.S. Institutional Accredited Investor” means an institutional “accredited investor” that satisfies one or more of the criteria set forth in Rule 501(a)(1), (2) (3) and (7) of Regulation D under the U.S. Securities Act;

(iii)

“U.S. Memorandum” means, together, the Preliminary U.S. Private Placement Memorandum and Final U.S. Private Placement Memorandum;

(jjj)

“U.S. Person” means a “U.S. person” as that term is defined in Regulation S under the U.S. Securities Act; and

(kkk)

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder.

1.2

All references to dollar figures in this Agreement are to Canadian dollars.

1.3

Certain terms applicable solely to Schedule “A” are defined in Schedule “A”.

1.4

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of Dan MacInnis, Frank Hallam, Gordon Neal and Jody Harris, after having made due enquiry of appropriate and relevant persons and after reviewing relevant documentation.

2.

FILING OF PROSPECTUS

2.1

The Company shall:

(a)

not later than 5:00 p.m. (Vancouver time) on April 30, 2010, have obtained the Preliminary Receipt with respect to the Preliminary Prospectus; and

(b)

forthwith after any comments with respect to the Preliminary Prospectus have been received from, and have been resolved with, the Commissions, but no later than 5:00 p.m. (Toronto time) on May 10, 2010 or such later date as may be agreed to by BMO, use its reasonable commercial efforts to obtain a Final Receipt with respect to the Final Prospectus or otherwise fulfill all legal requirements to enable the Purchased Shares and Additional Common Shares to be offered and sold to the public through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions.

2.2

Prior to the delivery or filing of the Offering Documents and thereafter, during the period of distribution of the Purchased Shares, the Company shall have allowed the Underwriters to participate fully in the preparation of, and to approve the form and content of, such Offering Documents and shall have allowed the Underwriters to conduct all due diligence investigations which they may reasonable required in order to fulfill their obligations as underwriters and in order them to enable them to execute the certificate required to be executed by them at the end of the Prospectuses.

3.

UNDERWRITERS’ OPTION

3.1

The Company hereby grants to the Underwriters the Over-Allotment Option to purchase severally and not jointly, nor jointly and severally, and to offer for sale to the public pursuant hereto the Additional Common Shares upon the terms and conditions set forth herein.

3.2

The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in part, from time to time up to 30 days after the Closing Date by the Lead Underwriter giving notice to the Company by such date, specifying the number of Additional Common Shares to be purchased and the closing date for the over-allotment (the “Over-Allotment Closing Date”), which date shall be not more than three business days after the date of such notice.

3.3

The Additional Common Shares shall be qualified under the Prospectuses.

3.4

Following receipt of notice delivered in accordance with section 3.2, the Company shall proceed to hold the Option Closing on the same terms and conditions relating to the Closing (except as agreed upon by the Company and the Underwriters in writing) and, subject to such terms and conditions, issue and deliver to the Underwriters in such locations that the Lead Underwriter advises the Company in the notice at the Time of Closing on the Over-Allotment Closing Date, at the Purchase Price, the certificates (in physical or electronic form as the Lead Underwriter may advise in the notice) representing that number of Additional Common Shares specified in such notice, along with payment of the Underwriters’ Fee payable at the Option Closing.

4.

DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

4.1

Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Purchased Shares, and by acceptance of this Agreement the Company agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time on the Closing Date, all, but not less than all, of the Purchased Shares. In the event the Underwriters exercise their right pursuant to the Over-Allotment Option to purchase the Additional Common Shares in whole, at any time, or in part, from time to time, up to 30 days after the Closing Date, the Company hereby agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Additional Common Shares requested in the notice of exercise of the Over-Allotment Option.

4.2

The Company understands that although this Underwriting Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for Substituted Purchasers for the Purchased Shares and Additional Common Shares, if any, in connection with the private placement of the Purchased Shares and Additional Common Shares, if any, in the United States or to, or for the account of or for the benefit of U.S. Persons, only in accordance with the U.S. Securities Act and the provisions of this Underwriting Agreement and, without limiting the foregoing, specifically Schedule "A" to this Underwriting Agreement. It is further understood that the Underwriters agree to purchase or cause to be purchased the Purchased Shares, and if the Over-Allotment Option is exercised, the Additional Common Shares being issued by the Company and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers. Each Substituted Purchaser shall purchase the Purchased Shares and Additional Common Shares, as applicable, at the Purchase Price, and to the extent that Substituted Purchasers purchase such Purchased Shares and Additional Common Shares, the obligations of the Underwriters to do so will be reduced by the number of such shares purchased by the Substituted Purchasers from the Company. Any reference in this Underwriting Agreement hereafter to "purchasers" shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

4.3

The distribution of the Purchased Shares, the Over-Allotment Option and any Additional Common Shares shall be qualified by the Prospectuses under Applicable Securities Laws in the Qualifying Jurisdictions.  Purchased Shares and/or Additional Common Shares may also be offered and sold:

(a)

in the United States and to, or for the account or benefit of, U.S. Persons in accordance with the terms, conditions, representations, warranties and covenants of the parties contained in Schedule “A” hereto, the provisions of which are agreed to by the Company, the Underwriters and the U.S. Affiliates, and which are hereby incorporated by reference;

(b)

in such other jurisdictions as the Company and the Underwriters may agree, provided the distribution of Purchased Shares and/or Additional Common Shares in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions; and

4.4

Until the date on which the distribution of the Purchased Shares and Additional Common Shares is completed, the Company shall promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws to continue to qualify the distribution of the Purchased Shares and the Additional Common Shares, or in the event that the Purchased Shares and the Additional Common Shares have, for any reason ceased to so qualify, to so qualify again the Purchased Shares, the Additional Common Shares for distribution.

4.5

The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters. The Underwriters shall require and shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

4.6

Each Underwriter covenants, represents and warrants to the Company that it will comply with the Applicable Securities Laws of each Qualifying Jurisdiction or other jurisdiction in which it acts as Underwriter of the Company in connection with the Offering.

5.

REPRESENTATIONS AND WARRANTIES

5.1

The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)

the Company is a duly incorporated company and validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company;

(b)

the Company has no subsidiaries or affiliates other than the Subsidiaries and each of Minera Lagartos and, to the knowledge of the Company, Minera Juanicipio is duly incorporated and validly existing and in good standing under the laws of their jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Subsidiaries;

(c)

the Company (i) is or will be at the Closing Time a reporting issuer (within the meaning of Applicable Securities Laws) or the equivalent in all the provinces of Canada, other than Québec, (ii) is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions, and (iii) is eligible under National Instrument 44-101 – Short Form Prospectus Distributions to file the Preliminary Prospectus and the Final Prospectus;

(d)

the common shares of the Company are listed for trading on the Exchanges and the Company is not in default of any of the listing requirements of the Exchanges applicable to the Company including, for avoidance of doubt, any requirement that shareholder approval be obtained for the Offering or the issuance of the Purchased Shares or Additional Common Shares;

(e)

the authorized capital of the Company consists of an unlimited number of common shares without par value of which 49,924,895 common shares were issued and outstanding as of April 29, 2010 as fully paid and non-assessable shares in the capital of the Company;

(f)

other than as disclosed in the Final Prospectus or as set out in Schedule “B”, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Company or the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Company or the Subsidiaries;

(g)

all documents previously published or filed by the Company with the Regulatory Authorities (the “Continuous Disclosure Materials”) contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under Applicable Securities Laws;

(h)

to the knowledge of the Company, the authorized share capital of Minera Juanicipio consists of 266,556,280 common shares without par value (“Juanicipio Shares”) of which all of them were issued and outstanding as of April 30, 2010.  Minera Lagartos owns its 117,284,763 Juanicipio Shares free and clear of all liens, charges and encumbrances of any kind whatsoever; and no person, firm, or company has any agreement, option, right or privilege (whether pre-emptive or contractual or otherwise) capable of becoming an agreement for the purchase or acquisition of all or any part of Minera Lagartos’ 117,284,763 Juanicipio Shares except as set forth in the Shareholders Agreement with Fresnillo plc and the Company dated October 10, 2005 and all such Juanicipio Shares have been validly issued and are outstanding as fully paid and non-assessable;

(i)

the subscribed and paid in capital stock of Minera Lagartos is the amount of 48,237,500 pesos, consisting of 96,475 common shares, of which 100 Class I shares represent the minimum fixed portion (the “Class I Shares”) and 96,375 Class II Shares represent the variable portion (the “Class 2 Shares”) all of which were issued and outstanding as of April 30, 2010.  The Company is  the legal and beneficial owner of  all of the issued and outstanding Class I Shares and Class II Shares free and clear of all liens, charges and encumbrances of any kind whatsoever and no person, firm, or company has any agreement, option, right or privilege (whether pre-emptive or contractual or otherwise) capable of becoming an agreement for the purchase or acquisition of all or any part of the Company’s Class I Shares and Class II Shares, except that Dan MacInnis is the registered owner of one such Class I Common Share and that Class I Common Share is held by Dan MacInnis as nominee for and on behalf of and for the benefit of the Company;

(j)

all of the material transactions of the Company and the Subsidiaries (since their acquisition by the Company) have been promptly and properly recorded or filed in or with their respective books or records and their respective minute books contain, in all material respects all of its material transactions, all records of the meetings and proceedings of their respective directors, shareholders and other committees, if any, since their respective incorporations;

(k)

each of the Company and the Subsidiaries has the corporate power and capacity to own the assets owned by it and to carry on the business carried on and proposed to be carried on by it, and each of the Company and the Subsidiaries hold all licences and permits that are required for carrying on its business in the manner in which such business has been carried on and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(l)

each of the Company and the Subsidiaries has good title to its respective material assets as disclosed in the Prospectuses, free and clear of all material liens, charges and encumbrances of any kind whatsoever except as disclosed in the Prospectuses;

(m)

all material property, options, leases, concessions, claims or other interests in natural resource properties and surface rights for exploration and exploitation, extraction and other mineral property rights in which the Company or the Subsidiaries holds an interest or right (collectively, the “Property Rights”) are completely and accurately described in Prospectuses and Schedule “D” and except as set forth in the Prospectuses or Schedule “D”, the Company or as Subsidiaries is the legal and beneficial owner of such Property Rights and the Property Rights are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and no material royalty is payable in respect of any of them;

(n)

except as set out in the Prospectuses, no material property rights other than the Property Rights are necessary for the conduct of the business of the Company or the Subsidiaries as currently being conducted, or proposed to be conducted as described in the Prospectuses, and there are no material restrictions on the ability of the Company or the Subsidiaries to use or otherwise exploit any such Property Rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights in any material respects; in addition, except as set out in the Prospectuses, the Company, either directly or through its interest in the Subsidiaries, has all licences, permits and authorisations necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted and as proposed to be conducted;

(o)

other than as disclosed in the Continuous Disclosure Materials, none of the Company nor the Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any material commission, royalty or similar payment to any person with respect to its Property Rights as of the Closing Date;

(p)

the technical reports filed by the Company with Regulatory Authorities have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Properties, and the Company has complied with, and is in compliance with, NI 43-101 in all material respects;

(q)

each of the Company and Minera Lagartos and, to the knowledge of the Company, Minera Juanicipio has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance in all material respects with all material terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Company, Minera Lagartos or Minera Juanicipio or event which, with notice or lapse or both, could constitute a material breach or material default by the Company, Minera Lagartos or Minera Juanicipio, exists with respect thereto;

(r)

the Company has all requisite corporate power and authority to enter into this Agreement and to perform the transactions contemplated hereby and the granting of the Over-Allotment Option and the issuance and sale by the Company of the Purchased Shares and Additional Common Shares have been duly authorized by all necessary corporate action of the Company, and this Agreement has been, duly executed and delivered by the Company and this Agreement is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement as may be limited by applicable law;

(s)

upon their issuance the Purchased Shares and Additional Common Shares will be validly allotted, issued and outstanding, fully paid and non-assessable, and registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, in each case free and clear of all resale or trade restrictions (except control person restrictions and restrictions under applicable U.S. securities laws) and liens, charges or encumbrances of any kind whatsoever under Canadian law;

(t)

when issued and sold by the Company in accordance with the terms hereof or the terms of the Purchased Shares and Additional Common Shares shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions attaching to common shares in the capital of the Company set forth in the Prospectuses;

(u)

upon satisfaction of the Standard Listing Conditions, the Purchased Shares and Additional Common Shares will be qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and for a tax-free savings account;

(v)

at the Closing Time, the Purchased Shares will be listed and posted for trading on the Exchanges and the Additional Common Shares and will be accepted for listing, subject to their issuance, and will be traded on the Exchanges;

(w)

Computershare Investor Services Inc. at its principal offices in the City of Vancouver, British Columbia and Toronto, Ontario and has been duly appointed as registrar and transfer agent for the common shares of the Company;

(x)

the minute books and records of the Company and Minera Lagartos made available to counsel for the Underwriters in connection with its due diligence investigation of the Company and the Subsidiaries for the period from the date of incorporation, as the case may be, to the date of this Agreement are all of the minute books and records of the Company and Minera Lagartos from incorporation, as the case may be, to present and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and Minera Lagartos to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or Minera Lagartos to the date of this Agreement not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Company and Minera Lagartos, except that the representation with respect to the other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of Minera Lagartos for the period prior to its acquisition by the Company is limited to the knowledge of the Company;

(y)

each of the Company and Minera Lagartos maintain insurance against loss of, or damage to, its material assets including property and casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Company’s management are reasonable for operations such as these, and are in good standing in all respects and not in default in any respect;

(z)

the audited financial statements of the Company for its fiscal year ended December 31, 2009, and notes thereto (the “Annual Financial Statements”) a copy of which is incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company for the period then ended and such  financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(aa)

the unaudited financial statements of the Company for the three months ended March 31, 2010 and notes thereto (the “Interim Financial Statements” and together with the Annual Financial Statements, the “Company’s Financial Statements”), a copy of which will, upon filing with the Regulatory Authorities, be incorporated by reference in the Prospectuses, and will be true and correct in every material respect and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company for the period then ended and such financial statements will have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(bb)

the Company maintains, and will maintain, at all times prior to the Closing Date a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference;

(cc)

there has been no change in accounting policies or practices of the Company or the Subsidiaries since December 31, 2009, except as has been disclosed in the Prospectuses;

(dd)

none of the Company nor the Subsidiaries is indebted to any of its directors or officers (collectively the “Principals”), other than on account of directors fees or expenses accrued but not paid, or to any of its shareholders (the “Common Shareholders”);

(ee)

none of the Principals or Common Shareholders is indebted or under obligation to the Company or the Subsidiaries, on any account whatsoever, other than for (i) payment of salary, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company or its Subsidiary, and (iii) for other standard employee benefits made generally available to all employees;

(ff)

none of the Company nor the Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever;

(gg)

there are no material liabilities of the Company or the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Company’s Financial Statements except those incurred in the ordinary course of its business since December 31, 2009;

(hh)

since December 31, 2009, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company, or the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective business, affairs, capital, prospects or assets, or the right or capacity of the Company or the Subsidiaries to carry on its business, such business having been carried on in the ordinary course except as disclosed in the Prospectuses or otherwise disclosed to the Underwriters;

(ii)

the directors, officers and key employees of the Company are as disclosed in the Prospectuses and the compensation arrangements with respect to the Company’s Named Executive Officers are as disclosed in the information circular for the Company’s annual general and special meeting held on February, 2009, and except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Company;

(jj)

there are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions” for which the Company is required, pursuant to Applicable Securities Laws to include additional financial disclosure in the Prospectuses;

(kk)

all contracts and agreements material to the Company or the Subsidiaries other than those entered into in the ordinary course of its business as presently conducted (collectively the “Material Contracts”) have been disclosed in the Prospectuses and neither the Company nor the Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or a Subsidiary, whether by asset sale, transfer of shares or otherwise;

(ll)

there are no amendments to the Material Contracts, including but not limited to the agreements between Minera Juanicipio and Fresnillo plc, that have been, to the knowledge of the Company, are proposed to be, or are required to be, made other than have been disclosed in the Prospectuses;

(mm)

the Company has no knowledge of any proposed or planned disposition of common shares of the Company by any shareholder who owns, directly or indirectly, 10% or more of the outstanding common shares of the Company;

(nn)

all tax returns, reports, elections, remittances, filings, withholdings and payments of the Company and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Company as at December 31, 2009 have been paid or accrued in the Company’s Financial Statements;

(oo)

the Company and each of its Subsidiaries have been assessed for all applicable taxes to and including the fiscal year ended December 31, 2008 and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company is not aware of any material contingent tax liability of the Company or any of its Subsidiaries not adequately reflected in the Company’s Financial Statements;

(pp)

other than as disclosed in the Continuous Disclosure Materials, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company’s knowledge, pending, threatened against or affecting the Company or the Subsidiaries, or to the Company’s knowledge, their respective directors or officers at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the Company’s knowledge, there is no basis therefor;

(qq)

none of the Company nor the Subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “environmental laws”). Without limiting the generality of the foregoing:

(i)

the Company and the Subsidiaries have occupied their respective properties and have received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance in all material respects with all applicable environmental laws and have received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii)

there are no orders, rulings or directives issued against the Company or the Subsidiaries, and there are no orders, rulings or directives pending or threatened against the Company or the Subsidiaries under or pursuant to any environmental laws requiring any material work, repairs, construction or capital expenditures with respect to any property or assets of the Company or its Subsidiaries;

(rr)

no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Company or the Subsidiaries with respect thereto has been received by the Company or the Subsidiaries, and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or the Subsidiaries is in progress, threatened or, to the best of the Company’s knowledge, pending, which could be expected to have a material adverse effect on the Company or the Subsidiaries and there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(ss)

none of the Company nor the Subsidiaries and to the Company’s knowledge their respective directors, officers are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a material adverse effect on the Company or the Subsidiaries;

(tt)

the Company’s auditors are independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 of the Commissions) between the Company and such auditors and the Company’s former auditors, who audited the Company’s Financial Statements and who provided their audit report thereon were, as at the date of their audit report independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 of the Commissions) between the Company and such auditors nor has there been any event which has led any of the Company’s current or former auditors to threaten to resign as auditors;

(uu)

the Prospectuses will be prepared and filed in compliance in all material respects with the Applicable Securities Laws, and, at the time of delivery of the Purchased Shares and Additional Common Shares to the Underwriters, the Final Prospectus will comply in all material respects with the Applicable Securities Laws and the Company shall fulfill and comply with the necessary requirements of the Applicable Securities Laws in order to enable the Purchased Shares, the Over-Allotment Option and any Additional Common Shares, to be lawfully distributed in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and acting in accordance with the terms of their registrations and the Applicable Securities Laws;

(vv)

the Prospectuses, including any and all amendments thereto, contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, together with all of the information incorporated by reference in the Prospectuses, constitute full, true and plain disclosure of all material facts relating to the Company and the securities to be issued pursuant to the Offering and comply with Applicable Securities Laws;

(ww)

to the knowledge of the Company, none of the Company, the Subsidiaries nor any of their respective employees or agents have made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws, in a manner that would reasonably be expected to have a material adverse effect;

(xx)

no material labour dispute with the employees of the Company or any Subsidiary currently exists or, to the knowledge of the Company and the Subsidiaries, is imminent.  Neither the Company nor any Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Company and the Subsidiaries no action has been taken or is contemplated to organize any employees of the Company or any Subsidiary;

(yy)

the form of the certificate representing the Purchased Shares and Additional Common Shares has been duly approved by the Company and complies with the provisions of the Business Corporations Act (British Columbia);

(zz)

to the knowledge of the Company and based on the advice of counsel, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency in Canada is necessary or required for the performance by the Company of its obligations hereunder, in connection with the Offering in the Qualifying Jurisdictions, or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained, or as may be required, under Applicable Securities Laws;

(aaa)

all information and documentation concerning the Company and the Subsidiaries (including but not limited to the Property Rights and Material Contracts), the Purchased Shares, Over-Allotment Option, Additional Common Shares, and the Offering, that has been provided in writing to the Underwriters on their request by the Company in connection with this Agreement is accurate and complete in all material respects and not misleading and will not omit to state any fact or information which would be material to a lead manager and underwriter performing the services contemplated herein;

(bbb)

Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not knowingly, directly or indirectly, use the proceeds of the Offering, or knowingly lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC; and

(ccc)

the Company makes the representations, warranties and covenants applicable to it in Schedule “A” hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “A” form part of this Agreement.

5.2

Each of the Underwriters represents and warrants to the Company, severally, and not jointly, and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, that:

(a)

it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated; and

(b)

it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

5.3

The representations and warranties of the Company contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement in accordance with Section 14.5.

6.

ADDITIONAL COVENANTS

6.1

The Company covenants and agrees with the Underwriters that it shall:

(a)

file with the Exchanges all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchanges, in order to obtain prior to the Closing Date the requisite acceptance or approval of the Exchanges for:

(i)

the Offering; and

(ii)

the conditional listing of the Purchased Shares and the Additional Common Shares subject only to Standard Listing Conditions, which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(b)

with respect to the filing of the Prospectuses as contemplated herein, fulfill all legal requirements required to be fulfilled by the Company in connection therewith, in each case in form and substance satisfactory to the Underwriters as evidenced by the Underwriters’ execution of the certificates attached thereto;

(c)

prior to the completion of the Offering, allow the Underwriters to review the Offering Documents and conduct all due diligence which the Underwriters may reasonably require in order to fulfill their statutory obligations as Underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, all corporate and operating records, documentation with respect to Property Rights, technical information, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and access to key officers of the Company;

(d)

during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) prospects, financial position or capital of the Company, or of any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses or any amendment thereto and:

(i)

the Company shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Qualifying Jurisdictions, and with the rules of the Exchanges, applicable to the Company as a result of any such change;

(ii)

however, notwithstanding the foregoing, the Company shall not file any amendment to the Prospectuses or any other material supplementary to the Prospectuses (all such amendments and material being Supplementary Material) without first obtaining the approval of the Underwriters as to the form and content thereof, which approval shall be provided on a timely basis;

and, in addition to the foregoing, the Company shall, in good faith, discuss with the Underwriters any material change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Company as to whether notice in writing of such change need be given to the Underwriters pursuant to this subparagraph;

(e)

deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Company in accordance with subsection (d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection (k) below;

(f)

cause commercial copies of the Prospectuses, the US Memorandum and Supplementary Material to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may request, as soon as possible after the filing of the Preliminary Prospectus, Final Prospectus or Supplementary Material, as the case may be, but in any event on or before noon (Toronto time) on the second Business Day after obtaining the receipt therefor, as applicable, and such delivery will constitute the Company’s consent to the Underwriters’ use of such documents in connection with the Offering;

(g)

by the act of having delivered each of the Prospectuses and any amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters to the Company in writing) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Company, its Subsidiaries, the Purchased Shares and Additional Common Shares as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(h)

prior to the Closing Time, fulfill to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Company to enable the Purchased Shares and the Additional Common Shares to be distributed free of trade restrictions in the Qualifying Jurisdictions, subject only to the requirements of Applicable Securities Laws;

(i)

maintain its status as a “reporting issuer” or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(j)

maintain its listing of its common shares on the Exchanges for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(k)

deliver to the Underwriters and their legal counsel, as applicable:

(i)

at the time of execution of the Final Prospectus by the Underwriters, a long form Comfort Letter (the “Comfort Letter”) from the Company’s auditors addressed to the Underwriters and to the directors of the Company and dated as of the date of the Final Prospectus and based on procedures performed within two business days of the Final Prospectus, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and to such other matters as the Underwriters may reasonably require;

(ii)

at the Closing Time, such legal opinions (the “Legal Opinions”) of the Company’s legal counsel (excluding U.S. legal counsel), addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “C” and to such other matters as the Underwriters may reasonably require;

(iii)

at the Closing Time, if any Purchased Shares and/or Additional Common Shares are being sold in the United States in accordance with Schedule “A” hereto , a legal opinion of, Harris, Mericle & Wakayama Pllc, the Company’s U.S. legal counsel (the “U.S. Legal Opinion”), addressed to the Underwriters and dated as of the Closing Date and/or the Over-Allotment Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably, to the effect that such offer and sale of the Purchased Shares and/or any Additional Common Shares is not required to be registered under the U.S. Securities Act;

(iv)

at the Closing Time, a certificate (the “Officers’ Certificate”) of the Company signed by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A)

the Company has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(B)

no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Purchased Shares and Additional Common Shares or any of the Company’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(C)

the Company is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System established under NI 44-101, and no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

(D)

all of the representations and warranties made by the Company in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(v)

at the Closing Time, such legal opinions (the “Title Opinions”) of the Company’s legal counsel, addressed to the Underwriters and their legal counsel, dated as of the Closing Date, in the form and content acceptable to the Underwriters acting reasonably, with respect to title to and ownership rights in the Juanicipio property and the Cinco de Mayo property;

(vi)

the Underwriters having received certificates dated the Closing Date (or, in the case of the Option Closing, dated the Over-Allotment Closing Date) signed by the Secretary of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company and its Subsidiaries; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Purchased Shares and Additional Common Shares, the grant of the Over-Allotment Option the authorization of this Agreement, the TSX and NYSE-A listing and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(vii)

at the Closing Time, certificates of status (or equivalent) for the Company and each of the Subsidiaries, each dated within one (1) business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(viii)

at the Closing Time, a certificate of the registrar and transfer agent of the common shares of the Company, which certifies the number of common shares of the Company issued and outstanding on the date prior to the Closing Date;

(ix)

at the Closing Time, a Comfort Letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two (2) business days prior to the Closing Date, the information contained in the Comfort Letter;

(x)

at the Closing Time, such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(l)

from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(m)

during the period commencing on the Closing Date and ending on the date which is 90 days following the Closing Date, not, without the prior written consent of BMO, issue, authorize or agree to issue or approve for issuance any common shares of the Company or any securities convertible into or exchangeable for or exercisable to acquire common shares of the Company except in conjunction with: (i) the issue of the Purchased Shares pursuant to this Agreement; (ii) the issue of any Additional Common Shares upon due exercise of the Over-Allotment Option (iii) the grant or exercise of stock options or similar issuances pursuant to any stock option plan of the Company or other share compensation arrangements; and (iv) the issue of any common shares of the Company, or financial instruments convertible or exchangeable into common shares of the Company, under any agreement or instruments already entered into, issued or authorized by the Company as at the date of the Preliminary Prospectus;

(n)

cause each of its directors and senior officers to enter into lock-up agreements in form and substance satisfactory to the Lead Underwriter evidencing their agreement to not, without the consent of the Lead Underwriter, which consent shall not be unreasonably withheld, offer, sell or resell any common shares of the Company or financial instruments or securities convertible into or exercisable or exchangeable for common shares of the Company held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than for the exercise of options previously granted;

(o)

prior to the filing of the Final Prospectus, provide evidence satisfactory to the Underwriters of the conditional approval of each of the Exchanges of the listing and posting for trading on each of the Exchanges of the Purchased Shares and Additional Common Shares, subject only to satisfaction by the Company of customary post-closing conditions imposed by the Exchanges in similar circumstances (the “Standard Listing Conditions”);

(p)

advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof; of: (i) the issuance by any Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Purchased Shares, Over-Allotment Option or Additional Common Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Commission for amending or supplementing the Preliminary Prospectus or the Final Prospectus or any Supplementary Material or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(q)

not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Lead Underwriter’s prior written consent in each specific instance, and the Company shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Company and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriters and their counsel in connection with the Offering;

(r)

promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this Agreement;

(s)

during the period commencing on the date hereof and until completion of the distribution of any Additional Common Shares, promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner;

(t)

forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or has become untrue or inaccurate in any material respect;

(u)

ensure that any news release announcing this Offering and naming the Underwriters will include substantially the following legend:  “NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.  All news releases announcing this transaction will include the following states:  This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws and may not be offered or sold within the United States, absent such registration or an applicable exemption from such registration requirements.”; and

(v)

use the net proceeds of the Offering in the manner set out in the Final Prospectus under the heading “Use of Proceeds”.

7.

UNDERWRITERS’ FEES AND EXPENSES

7.1

In consideration of the services to be rendered by the Underwriters to the Company under this Agreement, the Company agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriters’ Fee.

7.2

Whether or not the purchase and sale of the Purchased Shares shall be completed, all costs and expenses of or incidental to the sale and delivery of the Purchased Shares and of or incidental to all matters in connection with the transactions herein shall be borne by the Company except that the Underwriters shall be responsible for their own “out-of-pocket” expenses and the reasonable fees and disbursements of their legal counsel. However, in the event the Offering is terminated due to the failure of the Company to comply with the terms and conditions of this Agreement, then the Company shall reimburse the Underwriters for any and all expenses reasonably incurred by the Underwriters, including, without limitation and for greater certainty, the “out-of-pocket” expenses of the Underwriters and the reasonable fees and disbursements of the Underwriters’ legal counsel.

7.3

In the event that GST or HST is payable on the Underwriters’ Fee, the Company agrees to pay the amount of GST or HST forthwith upon the request of the Underwriter.

7.4

The Company shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Lead Underwriter and, except to the extent that an Underwriter notifies the Company in writing to the contrary, the Underwriters agree that the Lead Underwriter has the authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters.

8.

UNDERWRITING PERCENTAGES

8.1

The obligations of the Underwriters hereunder, including the obligation to purchase Purchased Shares and if the Over-Allotment Option is exercised, any obligation to purchase Additional Common Shares at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Purchased Shares and Additional Common Shares set out opposite the name of the Underwriters below:

BMO Nesbitt Burns Inc.	40%
Macquarie Capital Markets Canada Ltd.	30%
Canaccord Financial Ltd.	15%
Raymond James Ltd.	15%
100%

8.2

In the event that any Underwriter shall at the Closing Time fail to purchase its percentage of the Purchased Shares or Additional Common Shares as provided in section 8.1 (a “Defaulting Underwriter”) and the percentage of Purchased Shares or Additional Common Shares that have not been purchased by the Defaulting Underwriter represents 10% or less of the aggregate Purchased Shares or Additional Common Shares, the other Underwriters shall be severally, and not jointly, nor jointly and severally, obligated, to purchase all of the Purchased Shares and Additional Common Shares that the Defaulting Underwriter has failed to purchase; the Underwriters shall purchase such Purchased Shares and Additional Common Shares pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that the percentage of Purchased Shares or Additional Common Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Purchased Shares or Additional Common Shares, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Purchased Shares and Additional Common Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right shall purchase such Purchased Shares and Additional Common Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the others that are not in default shall be relieved of all obligations to the Company arising from such default. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Purchased Shares (or in the event of the exercise of the Over-Allotment Option in whole or in part, the Additional Common Shares in respect of which the Over-Allotment Option has been exercised) or relieve from liability to the Company any Underwriter which shall be so in default.

9.

CONDITIONS PRECEDENT

9.1

The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Lead Underwriter on behalf of the Underwriters in their sole discretion:

(a)

all actions required to be taken by or on behalf of the Company, including without limitation the passing of all requisite resolutions of directors of the Company approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectuses, to obtain the requisite approval of the Exchanges to the Offering and to validly offer, sell and distribute the Purchased Shares, the Over-Allotment Option and the Additional Common Shares;

(b)

the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectuses, including without limitation a receipt from the Commissions pursuant to NP 11-202 in respect of the Prospectuses, to permit the Company to complete its obligations hereunder;

(c)

the Company will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, Legal Opinions, U.S. Legal Opinion, Officer’s Certificate, the Title Opinions and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(d)

no order ceasing or suspending trading in any securities of the Company, or ceasing or suspending trading by the directors, officers or promoters of the Company, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened;

(e)

as of the Closing Time, there shall be: no reports or information that in accordance with the requirements of Regulatory Authorities in Canada must be made publicly available in connection with the sale of the Purchased Shares and the Additional Common Shares that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectuses that have not been filed as required and delivered to the Underwriters; no contracts, documents or other materials required to be described or referred to in the Prospectuses or the U.S. Memorandum that are not described or referred to as required and delivered to the Underwriters;

(f)

the Underwriters shall have received at the Closing Time a letter from the transfer agent of the Company dated the date of Closing and signed by an authorized officer of such transfer agent confirming the issued and outstanding capital of the Company;

(g)

the Underwriters not having exercised any rights of termination set forth in this Agreement;

(h)

the Underwriters having received at the Closing Time such further certificates, opinions of counsel and other documentation from the Company as the Underwriters or their counsel may reasonably require and as are customary in a transaction of this nature;

(i)

there shall not have occurred since December 31, 2009 and the Closing Time, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospectus, financial position or capital of the Company;

(j)

the due diligence conducted by the Underwriters shall not have revealed any adverse material change or material fact in respect of the Company not generally known to the public which should have been previously disclosed pursuant to Applicable Securities Laws, and the Underwriters being satisfied, acting reasonably, with the results of their due diligence investigation of the Company prior to the Closing Time;

(k)

the Company will have, as of the Closing Time, complied with all of its covenants and agreements contained in this Agreement, including without limitation all requirements for approval of the Offering and the listing and posting for trading of the Purchased Shares and Additional Common Shares on the Exchanges as required to be provided prior to the Closing Time; and

(l)

the representations and warranties of the Company contained in this Agreement will be materially true and correct as of the Closing Time as if such representations and warranties had been made as of the Closing Time.

10.

CLOSING

10.1

The Company and the Underwriters shall cause the Closing to occur on May 18, 2010 or such other date as may be agreed by the Company and the Underwriters. The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed at the offices of Lawson Lundell LLP legal counsel to the Company, at the Closing Time on May 18, 2010 or such other time and date as may be agreed to by the Company and the Underwriters (the “Closing Date”).

10.2

On the Closing, the Company shall issue and deliver to the Underwriters the one or more global certificates (in physical or electronic form as the Lead Underwriter may advise) representing the Purchased Shares and, subject to receipt of the notice in accordance with the Over-Allotment Option, the Additional Common Shares specified in such notice, in the names and denominations reasonably requested by the Underwriters; provided that separate certificates shall be issued to or in respect of each  U.S. Institutional Accredited Investor, if any, that is purchasing Common Shares at the Closing, registered in the name of such U.S. Institutional Accredited Investor or its nominee or as otherwise directed by BMO.

10.3

At the Closing Time, the Company shall deliver to the Underwriters such documents set forth in section 6.1(k) as the Underwriters may request.

10.4

If the Company has satisfied all of its obligations under this Agreement, on the Closing the Underwriters shall pay to the Company the aggregate gross proceeds of the sale of the Purchased Shares, less the Underwriters’ Fee.

11.

OPTION CLOSING

11.1

In the event the Over-Allotment Option is exercised, at the Option Closing, subject to the terms and conditions contained in this Agreement, the Company shall issue and deliver to the Underwriters in such locations that the Lead Underwriter advises the Company the certificates (in physical or electronic form as the Lead Underwriter may advise in the notice) representing the Additional Common Shares to be issued at the Option Closing in the names and denominations reasonably requested by the Underwriters.

11.2

The Option Closing shall occur not more than three business days after the date that the notice of exercise of the Over-Allotment Option has been given in accordance with the terms of the Over-Allotment Option.

11.3

At the Option Closing, the Company shall deliver to the Underwriters such documents set forth in section 6.1(k) except paragraph (i), as the Underwriters may request.

11.4

If the Company has satisfied all of its obligations under this Agreement, on the Over-Allotment Closing Date the Underwriters shall pay to the Company the gross proceeds of the sale of the Additional Common Shares, less the Underwriters’ Fee.

12.

INDEMNITY

12.1

The Company shall protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, partners, employees, shareholders, advisers and agents (as applicable) (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses, claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, a “Claim”) caused by or arising directly or indirectly by reason of the transactions contemplated in this Agreement including, without limitation:

(a)

any breach by the Company of, or default under, any covenant or agreement of the Company in this Agreement which has not been waived by the Underwriters under this Agreement or any inaccuracy of any representation or warranty in this Agreement or any other document to be delivered pursuant hereto or the failure of the Company to comply with any of its obligations hereunder or thereunder;

(b)

any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters to the Company in writing) contained in any of the Prospectuses or the U.S. Memorandum being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters, or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c)

any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange (including the TSX and NYSE-A) or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters to the Company in writing) contained in any of the Prospectuses or the U.S. Memorandum, which operates to prevent or restrict the trading in or the sale or distribution of the Purchased Shares, the Additional Common Shares;

(d)

the Company not complying prior to the completion of the distribution of the Purchased Shares, and the Additional Common Shares with any requirement of any Applicable Securities Laws relating to the Offering;

(e)

any order made by any regulatory authority before the Closing Date that trading in or distribution of any of the Company’s securities is to cease or be suspended, including an order prohibiting the trade or distribution of any of the securities referred to herein;

(f)

the failure or inability of the Company to allot, issue and deliver any or all of the certificates (in physical or electronic form as the Lead Underwriter may advise) representing the Purchased Shares and, if applicable, the Additional Common Shares in a form and denomination satisfactory to the Underwriters at the time and place as the Underwriters may reasonably require for the completion of the transactions referred to herein;

(g)

any misrepresentation or alleged misrepresentation contained in the Preliminary Prospectus, the Final Prospectus, any Supplementary Material or in any other document or any other part of the Continuous Disclosure Materials;

(h)

any failure or alleged failure to make timely disclosure of a material change by the Company, where such failure or alleged failure occurs during the Offering or during the period of distribution, where such failure relates to the Offering of the Shares, and may give or gives rise to any liability under any statute in any jurisdiction which is in force on the date of this Agreement, and shall reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis and including reimbursement paid to the Underwriters for the time spent by the Indemnified Parties in connection with any Claim payable at the normal per diem rates of such Indemnified Parties.

This indemnity shall be in addition to any liability that the Company may otherwise have.

12.2

If any Claim contemplated by this section 12 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 12 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Company as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the liability of the Company under this section 12, except to the extent that such delay prejudices the Company’s ability to contest such Claim). The Company shall, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence shall be through legal counsel selected by the Company and acceptable to the Indemnified Party, acting reasonably, and no admission of liability or settlement of the Claim shall be made by the Company without the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

(a)

the Company fails to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

(b)

the employment of that counsel has been authorized in writing by the Company; or

(c)

the named parties to the suit (including any added or third parties) including the Company and the Indemnified Party have been advised in writing by outside counsel that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the potential or actual conflicting interests of those represented.

In each of the cases set out in subsections 12.2(a), (b) or (c), the Company shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Company shall be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis. Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Company, which consent shall not be unreasonably withheld.

12.3

The Company hereby acknowledges and agrees that, with respect to this section 12, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees, partners, shareholders, advisers and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Company under this section 12 with respect to the Beneficiaries and accept these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

12.4

In order to provide for just and equitable contribution in circumstances in which an indemnity provided in this section 12 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Company, as the case may be, shall contribute to the aggregate of all Claims (other than losses of profits in connection with the distribution of the Purchased Shares and the Additional Common Shares) of the nature contemplated in this section 12 and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Company and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriters’ Fee or any portion thereof actually received.

12.5

No party guilty of gross negligence, wilful misconduct, fraud or fraudulent misrepresentation shall be entitled to claim indemnification under this section 12 or contribution under section 12.4 from any person who is not guilty of such gross negligence, wilful misconduct, fraud or fraudulent misrepresentation.

12.6

The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that section 12.4 shall apply, mutatis mutandis, in respect of that other right.

13.

TERMINATION OF AGREEMENT

13.1

Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Company to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Purchased Shares and any Additional Common Shares by written notice to that effect given to the Company prior to the Closing Time on the Closing Date or Option Closing (as applicable). The Company shall use its reasonable commercial efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

13.2

In addition to any other remedies which may be available to the Underwriters, this Agreement and any obligation of the Underwriters to purchase Purchased Shares and any Additional Common Shares may be terminated by the Underwriters (or any Underwriter) upon delivery of written notice from the Lead Underwriter to the Company at any time up to the Closing of the Offering:

(a)

if there shall occur any material adverse change in the business, affairs, operations, assets, liabilities or financial condition of the Company or any of its Subsidiaries, which in the Underwriters’ opinion would reasonably be expected to have a material adverse effect on the market price or value of any of the Purchased Shares, Additional Common Shares or the Company’s common shares or securities generally;

(b)

if the Underwriters determine that any material adverse fact or information with respect to the Company or its common shares or any of its Subsidiaries that existed on or prior to April 30, 2010 had not been publicly disclosed in accordance with Applicable Securities Laws;

(c)

if the Company is in breach of any term, condition or covenant of this Agreement, or any representation or warranty given by the Company in this Agreement becomes or is false in any material respect;

(d)

if there should occur any suspension or limitation of trading in securities generally on the TSX or NYSE-A, or if a general moratorium on commercial banking activities in Toronto should be declared by the relevant authorities, or if, in relation to the Company, any inquiry, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued by the TSX or NYSE-A, or by any other regulatory authority in Canada, or if any law or regulation under or pursuant to any statute of Canada or of any province thereof or of the United States is promulgated or changed which, in the reasonable opinion of the Underwriters (or any of them) operates to prevent or materially restrict trading of the common shares of the Company or the distribution of the Purchased Shares and Additional Common Shares or could reasonably be expected to have a material adverse effect;

(e)

if any inquiry, investigation or other proceeding is commenced or any other order is issued against the Company under or pursuant to any statute of Canada or any province thereof or the United States (other than an inquiry, investigation or other proceeding based solely upon the activities or alleged activities of any Underwriter, agent or selling firm) or there is any change of law or the interpretation or administration thereof by a securities regulator or other public authority, which in the reasonable opinion of the Underwriters, operates to prevent or materially restrict the trading of the common shares of the Company or the distribution of the Purchased Shares and Additional Common Shares or could reasonably be expected to have a material impact on the success of the Offering;

(f)

if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection) which, in the Underwriters’ opinion, materially adversely affects or involves, or will materially adversely affect or involve, the Canadian or United States financial markets or prevents or materially restricts the trading of the common shares of the Company or the distribution of the Purchased Shares and Additional Common Shares.

13.3

The Underwriters shall make reasonable best efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in section 13.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise their rights under section 13.2 at any time prior to or at the Closing Time on the Closing Date or the Over-Allotment Closing Date (as the case may be).

13.4

The rights of termination contained in this Section 13 as may be exercised by the Underwriters are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement.

13.5

If the obligations of the Underwriters are terminated under this Agreement pursuant to these termination rights, the Company’s liabilities to the Underwriters shall be limited to the Company’s obligations under subsection 6.1(q), section 7, section 12 and section 13.

14.

GENERAL

14.1

Any notice to be given hereunder shall be in writing and may be given by facsimile or by hand delivery and shall, in the case of notice to the Company, be addressed and faxed or delivered to:

MAG Silver Corp.
Suite 770,  800 West Pender Street
Vancouver, BC  V6C 2V6

Attention:   Dan MacInnis
Fax No.: 604-681-0894

with a copy to:

Lawson Lundell LLP
Suite 1600 Cathedral Place

925 West Georgia Street

Vancouver, BC V6C 3L2

Attention: Michael Lee
Fax No.: 604-669-1620

and in the case of the Underwriters, be addressed and faxed or delivered to each of:

BMO Nesbitt Burns Inc.
1700-885 Georgia Street West
Vancouver, BC  V6C 3E8

Attention: Jamie Rogers
Fax No.: 604-443-1408

Macquarie Capital Markets Canada Ltd.
Suite 3100 Brookfield Place, 181 Bay Street

Toronto, Ontario M5J 2T3

Attention: Kenneth Gillis
Fax No.: 416-848-3699

Canaccord Financial Ltd.
Brookfield Place, 161 Bay Street
Suite 3000, P.O. Box 516
Toronto, Ontario  M5J 2S1

Attention: Jens Mayer
Fax No.: 416-869-3876

Raymond James Ltd.
2200 - 925 West Georgia St.
Vancouver, BC
V6C 3L2

Attention: John Murphy
Fax No.: 604-659-8398

with a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street
Suite 2600, Three Bentall Centre
Vancouver BC  V7X 1L3

Attention: Peter O’Callaghan
Fax No.: 604-631-3309

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

14.2

Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 14.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

14.3

This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the “bought deal” offering letter dated April 26, 2010.

14.4

The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

14.5

Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Purchased Shares and any Additional Common Shares and shall continue in full force and effect, regardless of the closing of the sale of the Purchased Shares and any Additional Common Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, subject only to the applicable limitation period prescribed by law.  For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in Section 12, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

14.6

No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

14.7

The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

14.8

This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

14.9

This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

14.10

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

14.11

The parties in may sign this Agreement as many counterparts as may be deemed necessary and may be delivered by facsimile, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

Yours truly,

BMO NESBITT BURNS INC.

By:

(Signed) Jamie Rogers
Name:  Jamie Rogers
Title:  Managing Director

MACQUARIE CAPITAL MARKETS CANADA LTD.

By:

(Signed) Kenneth Gillis

By:

(Signed) Ron D’Ambrosio
Name:  Kenneth Gillis                                                                       Name:  Ron D’Ambrosio
Title:  Executive Director, Mining                                                   Title:  Managing Director, Mining

CANACCORD FINANCIAL LTD.

By:

(Signed) Jens Mayer
Name:  Jens Mayer
Title:  Executive Vice President & Managing Director

RAYMOND JAMES LTD.

By:

(Signed) Lon Shaver
Name:  Lon Shaver
Title:  Vice President, Investment Banking

The foregoing is accepted and agreed to on April 30, 2010, effective as of the date appearing on the first page of this Agreement.

MAG SILVER CORP.

By:

(Signed) Dan MacInnis
Name: Dan MacInnis
Title: President and Chief Executive Officer

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Purchased Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

(b)

“Distribution Compliance Period” means the 40-day period that begins on the later of (i) the date the Purchased Shares are first offered to persons other than distributors in reliance on Regulation S; or (ii) the Closing Date; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to have been made during the Distribution Compliance Period;

(c)

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(d)

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(e)

“SEC” means the United States Securities and Exchange Commission;

(f)

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Purchased Shares have not been registered under the U.S. Securities Act or any applicable securities laws of the states of the United States.  Each Underwriter represents, warrants and covenants to the Company that:

1.

It has not offered and sold, and will not offer or sell, any Purchased Shares as part of its initial distribution, except (i) outside the United States to non-U.S. Persons in an offshore transaction in accordance with Rule 903 of Regulation S or (ii) in the United States or to or for the account or benefit of U.S. Persons as provided in paragraphs 5 through 12 below.  Accordingly, neither the Underwriter, any of its affiliates nor any person acting on its or their behalf has made or will make (except as permitted in paragraphs 5 through 12 below) any offer to sell or any solicitation of an offer to buy any Purchased Shares to or for the account or benefit of any person within the United States or any U.S. Person, or any sale of Purchased Shares to any purchaser unless at the time the buy order was or will have been originated, the purchaser was outside the United States and was not a U.S. Person, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States and was not a U.S. Person.

2.

Neither it, any of its affiliates nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States with respect to the Purchased Shares.

3.

It agrees that, at or prior to confirmation of the sale of the Purchased Shares, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Purchased Shares from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the U.S. Securities Act.  Terms used herein have the meanings given to them in Regulation S.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Purchased Shares by such Underwriter or its affiliates shall be made only in accordance with the provision of Rule 903 or 904 of Regulation S, pursuant to registration of the Purchased Shares under the U.S. Securities Act, or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

Such Underwriter agrees to obtain substantially identical undertakings from each member of any selling group formed in connection with the distribution of the Purchased Shares contemplated hereby and to comply with the offering restriction requirements of Regulation S.

4.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Purchased Shares, except with its affiliates, any selling group members or with the prior written consent of the Company.  It shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

5.

All offers and sales of Purchased Shares in the United States or to, or for the account or benefit of, U.S. Persons by it shall be made through the Underwriter’s U.S. Affiliate, each being duly registered as a broker-dealer pursuant to section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempt) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. (or otherwise pursuant to Rule 15a-6 under the U.S. Exchange Act), and in compliance with all applicable federal and state U.S. broker-dealer requirements.

6.

Offers and sales of Purchased Shares in the United States or to, or for the account or benefit of, U.S. Persons shall not be made by it (i) by any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, the Internet or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

7.

Any offer, sale or solicitation of an offer to buy Purchased Shares that has been made or will be made in the United States or to, or for the account or benefit of, a U.S. Person by it, its affiliates or any person acting on behalf of either was or will be made only to U.S. Institutional Accredited Investors (or persons that the Underwriter, its affiliates, or any person acting on behalf of either reasonably believes are U.S. Institutional Accredited Investors) in transactions that are, assuming the accuracy of the representations, warranties and covenants given by the Company and each other Underwriter, exempt from registration under the U.S. Securities Act and applicable state securities laws.

8.

It, acting through its U.S. Affiliate, may offer the Purchased Shares in the United States or to, or for the account or benefit of, U.S. Persons only to offerees with respect to which it has a pre-existing relationship and has reasonable grounds to believe are U.S. Institutional Accredited Investors.

9.

Prior to completion of any sale of Purchased Shares in the United States or to, or for the account or benefit of, U.S. Persons, each U.S. purchaser thereof will be required to execute a Purchaser’s Letter in the form attached to the U.S. Memorandum.

10.

It will deliver, prior to the purchase, a copy of the U.S. Memorandum to each person in the United States that is being offered Purchased Shares, each U.S. Person purchasing Purchased Shares and each person purchasing shares for the account or benefit of a U.S. Person.

11.

At least one business day prior to the Closing Date, it will provide the Company and the Company’s transfer agent with a list of all purchasers of the Purchased Shares in the United States, that are U.S. Persons or that are purchasing for the account of benefit of U.S. Persons.

12.

It and its U.S. affiliate acknowledge that until 40 days after the commencement of the Offering, an offer or sale of Purchased Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

13.

At Closing, it, together with its U.S. Affiliate offering or selling Purchased Shares in the United States or to, or for the account or benefit of, U.S. Persons, will provide a certificate, substantially in the form of Appendix I to this Schedule, relating to the manner of the offer and sale of the Purchased Shares in the United States or to, or for the account or benefit of, U.S. Persons.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1.

The Company is a “foreign issuer” within the meaning of Regulation S.

2.

The Company is not, and as a result of the sale of the Purchased Shares contemplated hereby will not be, an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

3.

During the period in which the Purchased Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any Directed Selling Efforts in the United States, or (ii) has engaged in or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) with respect to offers or sales of the Purchased Shares in the United States or to, or for the account or benefit of, U.S. Persons, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

4.

Except with respect to (i) the offer and sale of the Purchased Shares offered hereby and (ii) offers and sales of securities pursuant to the Company’s stock option plan, the Company has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States or to, or for the account or benefit of, U.S. Persons.

APPENDIX I

TO SCHEDULE “A”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States and to, or for the account or benefit of, U.S. Persons of common shares (the “Shares”) of MAG Silver Corp. (the “Company”) pursuant to the Underwriting Agreement dated as of April 30, 2010 between the Company and the Underwriters named therein (the “Underwriting Agreement”), the undersigned Underwriters and U.S. Affiliates, each Underwriter and U.S. Affiliate so certifying for themselves alone, do hereby certify as follows:

(i)

on the date hereof and on the date of each offer or sale of Shares, each of our U.S. affiliates who offered or sold Shares in the United States or to, or for the account or benefit of, U.S. Persons is and was (i) a duly registered broker or dealer with the United States Securities and Exchange Commission and (ii) a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(ii)

each offeree of Shares in the United States or who is a U.S. Person was provided with a copy of the U.S. Memorandum, including the Final Prospectus;

(iii)

immediately prior to transmitting the U.S. Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an institutional “accredited investor” that satisfied one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D (a “U.S. Institutional Accredited Investor”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and, on the date hereof, we continue to believe that each person in the United States or U.S. Person purchasing Shares is a U.S. Institutional Accredited Investor;

(iv)

no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine, the Internet or similar media or broadcast over radio, television, the Internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States or to or for the account or benefit of U.S. Persons;

(v)

no Directed Selling Efforts were made by us, including but not limited to, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the Untied States for Shares;

(vi)

the offering of the Shares has been conducted by us and our U.S. Affiliates in accordance with the terms of the Underwriting Agreement;

(vii)

prior to any sale of Shares in the United States or to, or for the account or benefit of, U.S. Persons, we caused each U.S. purchaser to execute a U.S. Purchaser’s Letter in the form included in the U.S. Memorandum; and

(viii)

all offers of the Shares made by us in the United States or to, or for the account or benefit of, U.S. Persons were made in compliance with all applicable U.S. federal and state broker-dealer requirements.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this ______ day of _______________, 2010.

[UNDERWRITER]

[U.S. BROKER-DEALER AFFILIATE]

By:

______________________

By:

__________________________

Name:

Name:

Title:

Title:

SCHEDULE “B”

OUTSTANDING OPTIONS
(Section 5.1(f))

SCHEDULE “C”

(a)

the Company is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Qualifying Jurisdictions;

(b)

the Company and each of its Subsidiaries is a corporation duly incorporated and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated or amalgamated, as the case may be;

(c)

the Company and each of its Subsidiaries has all requisite corporate power and capacity to carry on its business as now conducted as described in the Final Prospectus and to own, lease and operate its property and assets and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(d)

the Company’s ownership interest in each of its Subsidiaries;

(e)

the authorized and issued capital of the Company and of each of its Subsidiaries;

(f)

the rights, privileges, restrictions and conditions attaching to the Purchased Shares and Additional Common Shares are accurately summarized in all material respects in the Prospectuses;

(g)

all necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Purchased Shares and Additional Common Shares and the grant of the Over-Allotment Option;

(h)

the Purchased Shares have been validly created and issued as fully-paid and non-assessable common shares in the capital of the Company and upon full payment therefor and the issue thereof, the Additional Common Shares will have been validly issued as fully paid and non-assessable common shares in the capital of the Company;

(i)

the Additional Common Shares have been duly created, allotted and reserved for issuance by the Company;

(j)

the form and terms of the definitive certificate representing the common shares have been approved by the directors of the Company and comply in all material respects with the Business Corporations Act (British Columbia), the notice of articles and articles of the Company and the rules and by-laws of the TSX;

(k)

the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue and sell the Purchased Shares and Additional Common Shares;

(l)

all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus, the Prospectus and any Supplementary Material and the filing thereof with the Commissions;

(m)

this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(n)

the execution and delivery of this Agreement, the fulfillment of the terms hereof by the Company and the offering, issuance, sale and delivery of the Purchased Shares and Additional Common Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Company, any resolutions of the shareholders or directors (or any committee thereof) of the Company or any applicable laws of the Province of British Columbia or federal laws of Canada applicable therein;

(o)

Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the common shares of the Company;

(p)

all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction to qualify the distribution of the Purchased Shares, the Over-Allotment Option and the Additional Common Shares in each of the Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws;

(q)

subject only to the Standard Listing Conditions, the Purchased Shares and Additional Common Shares have been conditionally listed or approved for listing on the TSX; and

(r)

as to the accuracy of the statements under the headings “Eligibility For Investment” in the Prospectuses.

SCHEDULE "D"

LIST OF PROPERTY RIGHTS
(Section 5.1(m))